INVEST IN **ESPANITA TEQUILA COMPANY**

Fast growing craft tequila brand endorsed by Pitbull, Music Icon and superstar


ESPANITA
TEQUILA

espanita-tequila.com Cheyenne WY

Retail | Alcohol | Eating and Drinking | Product | Lifestyle

Highlights

1. Partners with Grammy-winning artist and global superstar Pitbull.
2. Quick growth: sales tripled over the last 3 years. Achieved 42.1% increase in YTD sales.
3. Rapid expansion: launched in 2017, sold in 17 States and expanding to 7 additional States.
4. Sold in major liquor chains: Walmart, Publix Liquors, Total Wine, Binny's, Liquor Barn, and ABC.
5. Ready to launch a robust E-commerce platform enabling online sales across the US.
6. High quality confirmed by numerous Gold Medals, awards, and high ratings for taste and presentation.
7. Major marketing campaign with partners such as Chilled Magazine, Vinepair, Tasting Panel, Bartender.
8. Executive team with more than 30 years of combined experience in craft spirits industry.

Our Team



Marina Wilson Founder and President

Responsible for day-to-day operations of the Company, Marina has been involved in distilled spirits industry as a senior executive since 2006 as a Founder of Double Eagle Imports Ltd that specializes in marketing and sales of craft spirits brands.

The idea of launching Espanita developed organically, through our team's 32 years of experience in

spirits industry. We believe that a brand offering excellent quality, luxury presentation and affordable pricing has potential for high growth and can potentially become a target for M&A that could provide our investors with an attractive exit option.



Patrick Wilson Chief Operartions Officer

Patrick manages sales support for Espanita Tequila. Leveraging his leadership skills and tenured industry experience, Patrick's focus is on delivering the most efficient, cost-effective and seamless operations in all states of distribution.



Juan del Busto Head of Advisory Board

Juan is heading a non-fiduciary Advisory Board providing the Company with recommendations based on his life long career as a regional executive of the Federal Reserve Bank.

SEE MORE

Affordable Luxury Without Compromise


ESPANITA
TEQUILA
HECHO EN MEXICO

Espanita® is 100% Blue Agave super-premium tequila developed by our Founder, Marina Wilson. It disrupts the tequila industry by offering consumers a genuine craft spirit of excellent quality, created by artisanal production techniques developed and perfected by generations of Mexican "tequilero" over 400 years, but presented in an upscale packaging at highly affordable retail shelf prices. Quickly growing and expanding its distribution footprint, Espanita is positioned in the fastest growing segment of tequila industry that attracts thriving mergers and acquisition activity. In fact, our distillery produced Cabo Wabo, a brand of tequila that was sold to Gruppo Campari for a reported $95M in 2008.

ESPANITA TEQUILA BRAND BY THE NUMBERS

42.1% ACHIEVED 42.1% INCREASE IN YTD SALES DESPITE COVID PANDEMIC	**3.4** SALES OF ESPANITA HAVE INCREASED 3.4 TIMES OVER THE LAST 3 YEARS	**17** LAUNCHED IN 2017, ESPANITA IS SOLD IN 17 STATES WITH 7 MORE IN PROGRESS
BEST BUY ESPANITA TEQUILA RECEIVED 2 BEST BUY AWARDS FROM WINE ENTHUSIAST	**8** ESPANITA TEQUILA HAS BEEN AWARDED 8 GOLD AND TRIPLE GOLD MEDALS	**EXCEPTIONAL** RATED 93 TO 94 POINTS AND RECEIVED THE "HIGHEST RECOMMENDATION"

Our awards and medals won for taste and presentation include:

- "TOP 100 SPIRITS" (Wine Enthusiast Magazine)

- **"BEST BUY"** (Wine Enthusiast Magazine)
- **"HIGHEST RECOMMENDATION"** (Spirit Journal)
- **GOLD MEDAL / "EXCEPTIONAL"** (Beverage Testing Institute)
- **TRIPLE GOLD MEDAL** (MicroLiquor Spirit Awards)
- **GOLD MEDAL** (2020 USA Spirits Ratings)
- **GOLD MEDAL** (MicroLiquor Spirit Awards)
- **GOLD MEDAL and TEQUILA OF THE YEAR** (Bartender Spirits Awards)


BARTENDER SPIRITS AWARDS
TEQUILA OF THE YEAR


93 Points
ESPANITA ANEJO TEQUILA
Producer: Double Eagle Imports LTD
Country: Mexico

Espanita Tequila is endorsed by the global superstar, Pitbull.

Espanita Tequila is officially endorsed by a legendary music icon Armando Christian Pérez, widely known by his stage name Pitbull. The GRAMMY®-winning international superstar assumed a role of Espanita Tequila's creative advisor and Global Brand Ambassador in July of 2020.


Forbes

With countless awards, dozens of international number ones, hundreds of gold and platinum certifications, single sales of over 80 million, and cumulative views in excess of 15 Billion, Pitbull's endorsement is crucial for our marketing efforts and the Company believes that it will help us to raise brand awareness and increase Espanita's sales in the US and, eventually, in the international markets.

Following the endorsement, Espanita Tequila has already been prominently featured in such popular music videos as "Ten Cuidado", "Cantare", "Mala Mala", "Backpack" and "Cosita Linda", with cumulative views exceeding 37.8 Million and counting.


FPS 48.000
SHUTTER 90.0
EI 800
ND 1.8
WB 6000 K
+0.0 CC


CAM
BAT 14.1V
A002 C009 REC
MEDIA 0:54 h
TC 15:47:55:10

In addition to building a widespread brand exposure for Espanita Tequila through product placements in his music video hits, Pitbull is raising consumer awareness of Espanita through interviews published in various printed and digital publications and across his social media channels. With 52.7 Million followers on Facebook and 8.4 Million followers of Instagram, brand exposure on Pitbull's social channels results in millions of online impressions for Espanita Tequila, and his collaborations with established stars and new performers helps us to gain additional brand recognition through their fanbase and social media presence as well.


RAISE YOUR SPIRITS
GET READY FOR
PITBULL
WEST COAST
SPIRIT MAKERS
TOP NOTCH
COCKTAIL EXPERIENCES
THE LATEST IN
LUXE SIPPERS
INTERVIEW
PITBULL
MR. WORLDWIDE LIVES
MUSIC, PASSION AND TEQUILA

Not only Pitbull's endorsement is an essential component in the Company's pull through marketing strategy, drawing consumers to Espanita Tequila and getting them engaged with the brand, it is also a powerful tool in securing a preferential focus for Espanita Tequila by our distributors. As a result of the ongoing consolidation in a wholesaler tier of the distilled spirits industry, distributors' portfolios now burst with hundreds or even thousands of brands, which negatively affects their ability to market and sell emerging craft spirits. Having a major celebrity endorser promoting our brand, helps the Company to break through the clutter and secure additional distributor attention and resources allocated to Espanita Tequila.

Overall, we believe that having Pitbull as our celebrity endorser and a spokesperson will help us to expand Espanita's distribution footprint, develop brand awareness in domestic and international markets, and increase consumer demand and sales.

Espanita's Distribution Footprint and Key Achievements


THREE AGE EXPRESSIONS


ESPANITA BLANCO
ESPANITA REPOSADO
ESPANITA ANEJO

Currently available in three age expressions, Blanco, Reposado and Anejo, Espanita is positioned in super-premium price segment and generally retails from $29.99 to $39.99 per 750 ml bottle, depending on its age expression, an excellent price point for a luxury artisanal tequila.


ESPANITA
TEQUILA
WINE ENTHUSIAST
TOP 100
SPIRITS

The combination of Espanita's handcrafted quality, award-winning upscale presentation and affordable retail prices creates a powerful unique selling proposition for the brand resulting in rapid expansion in distribution and a remarkable increase in sales.


ESPANITA TEQUILA
IS HAND-CRAFTED
IN JALISCO, MEXICO
BY FOLLOWING
ARTISANAL
TRADITIONAL PRODUCTION
TECHNIQUES


ESPANITA Craft Production Video
Watch later
Share
Watch on YouTube

Among brand's key accomplishments to date are:

- Rapid Growth of Distribution: Espanita is sold in 17 States and positioned for operating in 24 States by the year-end.

Launched in 2017, Espanita Tequila is now sold in 17 States, including such top tequila consumption markets as California, Texas, Florida, Illinois, New York and Arizona. Building on the achieved momentum, the Company is working on adding 7 more States to Espanita's distribution footprint within the next twelve months of operations with the ultimate goal of developing Espanita Tequila in a thriving national brand.


ESPANITA TEQUILA
DISTRIBUTION FOOTPRINT
INCLUDES
TOP TEQUILA
CONSUMPTION STATES:
CALIFORNIA
TEXAS
FLORIDA
ILLINOIS
NEW YORK
ARIZONA
CURRENT MARKETS
IN PROGRESS

- Espanita Tequila is sold in leading national and regional premier retail accounts and liquor chains.

ESPANITA TEQUILA IS SOLD IN NATIONAL AND REGIONAL RETAIL CHAINS

Backed by retail activations programs, tasting events and brand training classes, Espanita has gained support from the leading trade buyers. Currently, Espanita Tequila is sold in such major national and regional liquor chains as Walmart, Publix Liquors, Total Wine & More, Binny's, Liquor Barn and ABC Fine Wine & Spirits, as well as in several hundreds of independent retail accounts including such high-volume online retailers as Liquorama, Hi-Time Wine & Spirits, Cask Cartel and Wine.com.


RETAIL ACTIVATIONS CAMPAIGN

- Accomplished 3.4-times sales increase over the last 3 years with a 42.1% sales growth in YTD sales despite pandemic.

Sales of Espanita Tequila have increased 3.4-fold over the last three years. Despite COVID-19 pandemic and associated lockdowns and restrictions that

Despite COVID-19 pandemic and associated lockdowns and restrictions that affected hospitality industry, Espanita Tequila achieved an impressive 42.1% increase in YTD sales for the 12-month period ending March 31st.


ESPANITA ACHIEVED 3.4 TIMES SALES INCREASE OVER LAST 3 YEARS
OPEN!
Ask about
#ESPANITA
TACO 'BOUT A PARTY

This growth in sales and distribution is particularly remarkable considering that all this progress has been achieved through the efforts of a small management team without the benefits of a dedicated sales organization and on a very limited marketing budget. We believe that brand's notable advancement over the last 3 years is indicative of Espanita Tequila's excellent expansion potential and Wefunder investment would create an exceptional opportunity to fully capitalize on distilled spirits industry's growth trends.

- Developed and executing a major marketing campaign targeting industry buyers and consumers.

We have developed and started a major marketing campaign for Espanita Tequila working with such advertising partners as Chilled Magazine, Tasting Panel Magazine, Cigar & Spirits Magazine, Beverage Trade Media, Vinepair and Bartender Magazine.


OUR ADVERTISING PARTNERS INCLUDE
CHILLED
tastingpanel
CIGAR &SPIRITS
VINEPAIR
BARTENDER

These publications are among leading trade publications with subscribers including hospitality establishments, bars, restaurants, off-premise retailers and industry experts and insiders. Our marketing campaign includes advertisement, editorial content and social media marketing, generating hundreds of thousands views and online impressions for Espanita Tequila and elevating brand awareness with industry experts and trade buyers.


BRAND PROFILE
THE MAGIC OF ESPANITA
AWARD-WINNING PACKAGING, FULL TRANSPARENCY AND AN HONEST PRICE ATTRACTS A NEW WORLD OF TEQUILA EXPLORERS
TRADITIONALLY CRAFTED
ESPANITA
TEQUILA


GOLD MEDAL
GOLD MEDAL
LEARN MORE AT ESPANITA-TEQUILA.COM

Leveraging on the established advertising infrastructure, the Company intends to further improve the ties with hospitality community by organizing cocktail competitions, engaging bartenders with the brand and helping to drive Espanita sales on premise.


COCKTAIL COMPETITIONS IS AN IMPORTANT TOOL
IN ENGAGING OF ON-PREMISE COMMUNITY

To build consumer awareness of Espanita Tequila, the Company plans to expand its marketing efforts in the future, with our marketing campaign including tasting events, on-premise activations, and consumer engagements through an array of social media channels, including promoting the brand through industry experts and social media influencers.


CONSUMER ENGAGEMENTS INCLUDE:
- TASTING EVENTS
- ON-PREMISE ACTIVATIONS
- VIRTUAL HAPPY HOURS
- INFLUENCER MARKETING
- SOCIAL MEDIA PROMOTIONS

- We are developing innovative age expressions that the Company plans to launch in 2022.

Innovation is a bloodline of the spirits industry. Modern consumers, Millennials in particular, demand diverse and authentic experiences, and desire innovative and higher-end products. To keep consumers and industry buyers excited about the brand and in efforts to develop Espanita into one of the leading craft tequila brands, the Company is actively engaged in development of innovative maturation techniques with a goal of launching Double Barrel, Single Barrel and Cask Strength editions of Espanita in the near future. Double Barrel and Single Barrel releases of aged tequila are quickly growing in popularity in the US because they afford tequila enthusiasts a chance to enjoy truly unique flavors that are available in limited quantities only.


WE ARE WORKING
ON INNOVATIVE


DOUBLE BARREL
AND
SINGLE BARRELS
EXPRESSIONS
OF ESPANITA TEQUILA

- Preparing to launch robust E-commerce platform enabling online sales across the US.

The real sea of change brought on by Covid-19 has unquestionably been the rise of e-commerce with sales of alcohol surging on-line. To ensure availability of Espanita Tequila via online purchasing, the Company is getting ready to launch a robust E-commerce platform enabling convenient and industry-compliant online sales across the US.


ESPANITA
ARTISANAL TEQUILA
COMPANY IS
WORKING
ON COMPREHENSIVE
E-COMMERCE
PLATFORM THAT
WILL ENABLE ONLINE
PURCHASING
ACROSS THE US

We take advantage of distilled spirits industry leading growth trends and sales drivers.

In 2020, the U.S. distilled spirits industry achieved record sales and shipments despite COVID-19 pandemic. According to the Distilled Spirits Council of the U.S. (DISCUS), the national trade association representing producers of distilled spirits, supplier sales in the U.S. were up 7.7% in 2020, and sale volumes rose by 5.3% to a record 251 Million 9-Liter cases, an increase of 12.7 Million cases from 2019.


KEY GROWTH DRIVERS
PREMIUMIZATION
CRAFT SPIRITS
INNOVATION
COCKTAIL CULTURE
THE GROWTH OF THE DISTILLED SPIRITS INDUSTRY IS LARGELY PROPELLED BY SUCH MAJOR TRENDS AS PREMIUMIZATION, GROWING POPULARITY OF CRAFT SPIRITS, INNOVATION AND A THRIVING COCKTAIL CULTURE.

- Tap into $31.2 Billion distilled spirits industry that is proven to be recession-resilient and demonstrated impressive 7.7% growth in 2020 despite COVID-19 pandemic.



$31 BILLION RECESSION RESILIENT INDUSTRY MARKED RECORD SALES IN 2020



Distilled spirits represent a $31.2 Billion industry, which is proven to be recession-resilient and demonstrated strong 7.7% growth in 2020, despite COVID-19 pandemic. While many of the nation's bars and restaurants were forced to close or scale back operations, the overall sales of distilled spirits surged in off-premise accounts and E-commerce channels, leading the industry to another year of record sales with 251 Million 9-liter cases sold in 2020.

DISTILLED SPIRITS INDUSTRY MARKS ANOTHER YEAR OF RECORD SALES

7.7% GROWTH	$31.2 BILLION	11 YEARS
IN YOY SALE REVENUES DESPITE COVID-19	RECESSION-RESILIENT INDUSTRY	OF STRAIGHT MARKET SHARE GAINS

- Consumers gravitate towards super-premium brands, viewing them as an "affordable luxury".



CONSUMERS GRAVITATE TOWARDS TOP SHELF BRANDS: SUPER-PREMIUM ACCOUNTED FOR 40% OF THE TOTAL REVENUE GROWTH IN 2020.

According to the Distilled Spirits Council of the U.S. (DISCUS), the strongest revenue growth continues to come from premium and super-premium brands, highlighting the decades-long trend in market premiumization as consumers shifted their preferences toward more expensive spirits. In particular, DISCUS reports that in 2020 super-premium segment accounted for 40% of the total revenue growth of the distilled spirits industry.


PREMIUMIZATION
REMAINS A LEADING INDUSTRY TREND
U.S. CONSUMERS VIEW SUPER-PREMIUM DISTILLED SPIRITS AS "AFFORDABLE LUXURY"
40%
SUPER-PREMIUM SEGMENT ACCOUNTED FOR 40% OF TOTAL REVENUE GROWTH
12.7%
YOY GROWTH OF SALES REVENUE

- In 2020, industry achieved 11th straight year of market share gains as Millennials increasingly prefer spirits to beer and wine.

DISTILLED SPIRITS CONTINUE TO GAIN MARKET SHARE FOR 11 STRAIGHT YEARS



In 2020, distilled spirits gained additional 1.3 percentage points in market share over beer and wine, now commanding 39.1% of total beverage alcohol sales revenues. It is the 11th straight year of market share gains for distilled spirits, where each point of market share is worth $800 million in supplier sales revenue.


ACCORDING TO POLLS,
41% OF MILLENIALS PREFER SPIRITS TO WINE AND BEER

According to the 2017-2018 BofA Merrill Lynch Global Research Survey, young Millennials are shifting their alcohol consumption habits away from beer and wine to spirits, with 41% of Millennials now choosing distilled spirits as their alcoholic beverage of choice. This is compared to just 13% of young adults who favored spirits over beer and wine in the early 1990s.

- Strong Consumer Demand: Tequila industry in the USA has emerged as a "stellar performer", reaching a remarkable $4 Billion milestone in 2020

"stellar performer", reaching a remarkable $4 Billion milestone in 2020.


TEQUILA INDUSTRY
REACHES A $4 BILLION MILESTONE IN 2020

US consumers cannot get enough of their favorite Mexican spirit, with tequila sale volumes increasing for 18 years straight.


TEQUILA SALES ARE ON THE RISE SINCE 2002, GROWING 209%
ANNUAL SALES, 9-LITER CASES
7,186,000
12,326,000
22,172,000
2002
2012
2020

In 2020, Tequila emerged as one of the industry leaders once again, showing an impressive 10.2% increase in shipments and 17.4% increase in sales revenue. A record 22.2 Million 9-liter cases of tequila were sold in the U.S. in 2020, as tequila industry reached a remarkable $4 Billion milestone.


TEQUILA EMERGES AS A "STELLAR PERFORMER" REACHING 22.2 M CASES IN ANNUAL SALES
17.4% INCREASE
IN YOY SUPPLIERS SALE REVENUES
$4 BILLION
INDUSTRY REACHES ANOTHER MILESTONE
18 YEARS
OF STRAIGHT MARKET SHARE GAINS

As consumers around the globe discover premium tequila brands and become increasingly educated about Blue Agave spirit and its traditional manufacturing

techniques, 100% Agave Tequila production surpassed “mixto” tequila production in 2008, and continues to increase the gap. Demand for high end 100% Blue Agave tequila has tripled over the last 15 years (Tequila.net).


DEMAND FOR
HIGH END 100%
BLUE AGAVE TEQUILA
HAS TRIPLED
OVER THE LAST
15 YEARS.

- Tequila industry is defined by "premiumization" trend, with consumers reaching out for the top shelf tequila brands.


5.1 MILLION
9-LITER CASES
OF SUPER PREMIUM
TEQUILA WAS SOLD IN
THE USA IN 2020, A
25.2% INCREASE IN
VOLUMES.

While all tequila price categories exhibited increase in sales, the fastest growth occurs in 100% Blue Agave high-end and super-premium tequila brands. According to DISCUS, premiumization trend continues to shape tequila industry as consumers embrace 100% Agave top shelf brands. Virtually unknown in 2002, super premium tequila volumes skyrocketed 1,330% and accounted for 5.1 Million 9-liter cases sold in 2020, representing a whopping 25.2% increase over 2019.


SUPER-PREMIUM TEQUILA SEGMENT
ACHIEVES ANOTHER MILESTONE IN 2020
SHOPPING FOR TEQUILA, U.S. CONSUMERS REACH FOR THE TOP SHELF
1,330%
SUPER-PREMIUM TEQUILA SEGMENT SALES GROWTH SINCE 2002
25.4%
YOY GROWTH OF SUPPLIER REVENUES

- Excellent Expansion Potential: Espanita Tequila is positioned in the fastest growing segment of tequila industry.


TEQUILA'S'S
$25 - $40 SEGMENT
GREW 31%
IN 2020,
SIGNIFICANTLY
OUTPACING
TOTAL CATEGORY
GROWTH

According to Impact Databank, Tequila's $25-$40 segment has averaged 16.5% annual growth since 2015—including a 31% jump last year—to near 4.7 million cases, representing about 23% of overall Tequila depletions and significantly outpacing total category growth (Source: Shanken News; 06/28/2021).

- Popularity of tequila-based cocktails such as Margarita helps to drive tequila sales.


MARGARITA
REMAINS
THE MOST POPULAR
COCKTAIL,
DRIVING TEQUILA
SALES

The Margarita is recognized as the most important cocktail of 2020 and one of reasons that tequila segment of distilled spirits industry continues its burgeoning growth. The tart and tangy mix of fresh lime juice, tequila, and orange liqueur consistently ranks as America's favorite cocktail with 56% of Americans ranking the drink as their top tipple, according to the Nielsen CGA survey conducted in 2019.


USA IS THE LARGEST IMPORTER OF TEQUILA
IN 2020, THE US RECEIVED 72.3% OF ALL TEQUILA
EXPORTED FROM MEXICO

- Thriving M&A environment that favors craft spirits and celebrity-endorsed brands. Our ultimate goal is to develop Espanita in an attractive target for a potential acquisition within the next 3 to 5 years of operations.

With double digit growth in super-premium segment of distilled spirits, and tequila in particular, it is no wonder that recent M&A activity has been very high with major liquor conglomerates and private equity firms looking for opportunities to acquire brands with strong growth potential. While corporations such as Diageo, Bacardi, Pernod Ricard, Beam Suntory, Constellation Brands and Brown-Forman Corporation look for further opportunities to grow and expand, filling out gaps in their portfolios and trying to capitalize on steep growth trajectory of premium spirits, their focus has remained largely on the craft spirits and celebrity-endorsed brands.


RECENT M&A
OF CELEBRITY-ENDORSED SPIRITS
EST. $1 B
CASAMIGOS
EST. $610 M
AVIATION
AMERICAN GIN

The marquee transaction of 2017 involved a sale of Casamigos tequila, endorsed by George Clooney, to drinks giant Diageo for a reported purchase price of $1 Billion. In 2020, Diageo acquired Aviation gin backed by Hollywood actor Ryan Reynolds in a deal worth an estimated $610 million. Before that, tequila brands that succeed in executing a successful exit through M&A transaction include Avion, DeLeon, Don Julio, Peligroso, El Jimador, Casa Noble and Patron, with the latter reportedly sold for $5.1 Billion to Bacardi.


BRAND OF IRISH WHISKY
PROMOTED BY
CONOR McGREGOR
SOLD FOR EST.
$600M
PROPER
TWELVE
IRISH WHISKEY

In 2021, the brand of Irish Whisky Proper No. 12 promoted by Conor McGregor, a former Ultimate Fighting Championship (UFC) champion, has sold for a reported $600M to Proximo Spirits in another high profile M&A transaction involving celebrity-endorsed brand of distilled spirits.


ENDORSED BY
PITBULL,
WE BELIEVE
ESPANITA


CAN BECOME
AN ATTRACTIVE
M&A TARGET

The Company believes that distilled spirits marketplace is shaped for strong and sustainable growth. Positioned in the fastest growing super-premium segment of thriving tequila industry and fueled by such major industry drivers as market premiumization, booming cocktail culture and increasing popularity of craft spirits, we believe that Espanita Tequila presents an attractive opportunity for investors to capitalize on the current industry trends and potentially to take advantage of the thriving M&A activity in the market.

Our business structure is designed for maximum growth and as attractive target for potential M&A.

Espanita Tequila was developed by Marina Wilson, a Founder of Espanita Tequila Company. Leveraging on her 15+ years industry experience as a President of Double Eagle Imports Ltd, federally licensed importer specializing in craft spirits, Marina designed the concept of Espanita's eye-catching presentation and spearheaded the development of its award-winning flavor profile.

The production of Espanita Tequila is outsourced to Impulsora Rombo, Mexican independent craft distillery, that serves as our contract manufacturer. Impulsora Rombo is not new to producing celebrity-endorsed spirits. It was this distillery that designed an iconic blue bottle and developed unique flavor profile for the famed Cabo Wabo, a brand of tequila endorsed by musician Sammy Hagar that sold for a reported price of $95 Million to Gruppo Campari in 2008.


OUR ROUTE TO MARKET
THREE-TIER DISTRIBUTION SYSTEM
• First tier is comprised of domestic manufacturers of distilled spirits and licensed importers;
• Second tier is represented by licensed wholesalers in "open" states and by the State liquor control boards in "control" states , which not only assume the functions of wholesalers, but also own and operate a system of liquor stores either directly or through contracted vendors;
• Third tier includes retail liquor stores and on-premise accounts (bars, restaurants, night clubs) that are legally allowed to sell alcohol directly to consumers of legal drinking age.
SUPPLIERS/IMPORTERS
WHOLESALERS
RETAILERS
CONSUMERS

Designing a right business structure is important for protecting intellectual property (IP) assets from dilution, misappropriation, theft or infringement and can facilitate a potential M&A exit by separating a target brand's IP from assets, operations and liabilities involving other brands imported and sold by Double Eagle Imports since potential buyers are only interested in the target brand's IP assets and have their own infrastructures developed for importation, marketing and sales.


Recognition that tequila
can provide
faster growth at
a higher price point is
driving M&A activity


distilled spirits industry.

In 2020, in order to position Espanita as an attractive M&A target, Espanita Tequila Company, LLC was formed as a dedicated marketing and sales support organization that is tasked with spearheading all brand development opportunities for Espanita Tequila. As a licensed entity, Double Eagle Imports will continue to provide the Company with importation services and other functions subject to federal and state liquor law compliance. IP assets of Espanita®, including brand's registered US Trademark, trade secrets, know-hows and copyrights, are transferred to a newly established Wyoming limited liability company, Spirited Ventures I, LLC that acts as IP holding company, protecting Espanita's IP assets. We believe that this structure allows for better management and asset protection and will be instrumental in attracting major investors and potential buyers for the brand. Spirited Ventures I, LLC serves as a Managing Member of Espanita Tequila Company. If the brand's IP assets are sold by our Managing Member, investors will be issued capital interests in Spirited Ventures I, LLC (in the same percentage of ownership), allowing for participation in net proceeds from the brand sale as described in our Subscription Agreement.

Our strategic objectives and marketing plans.


ESPANITA
TEQUILA
TEQUILA BLANCO
WE SHALL BE
STRIVING
TO DEVELOP
ESPANITA
TEQUILA
IN ATTRACTIVE
M&A TARGET

The Company's ultimate goal is to develop Espanita Tequila in an attractive potential acquisition target for a major liquor conglomerate within the next 3 to 5 years of operations. While the successful M&A transaction cannot be guaranteed, the Company believes that intrinsic qualities of the brand and its quick growth, combined with endorsement of the global celebrity such as Pitbull, create an excellent foundation for the desired outcome that could create an attractive exit for the Company's investors.


PROPOSED BUSINESS STRATEGY
BRAND AWARENESS
SALES GROWTH
NATIONWIDE AVAILABILITY
IP ASSETS PROTECTION
GOAL: M & A

To achieve this ultimate goal, we intend to work on achieving the following objectives:

(1) Create a widespread brand awareness for Espanita Tequila in the US and key international markets through initiatives including celebrity-centered marketing, advertising campaigns, retail activations, social media marketing and consumer engagements.

(2) Increase annual sales to at least 40,000 9-Liter cases through developing a dedicated sales organization, supporting our distributor's efforts in new account activations and providing post-placement marketing support to existing trade buyers.

(3) Develop Espanita Tequila in a national brand sold in all major markets across the US and further improve brand's availability to consumers by building a centralized E-commerce platform that would spearhead online sales by allowing quick and convenient purchasing and delivery.

(4) Develop and maintain brand reputation as craft tequila of excellent quality and protect its IP assets from potential dilution or infringement.

Summary

The Company believes that super-premium craft tequilas have enormous growth potential, backed by the high demand and key consumption trends, and industry research indicates that celebrity-endorsed spirits brands are on the forefront of being targeted for acquisition. We believe that Espanita Tequila has what it takes for a potential successful M&A exit and while such outcome can not be guaranteed we shall be striving to develop the brand in attractive target for potential acquisition. Designed with a motto "Affordable Luxury Without Compromise", Espanita Tequila offers consumers delicious agave-forward artisanal tequila presented in an upscale package, the high quality of both reaffirmed by multiple Gold medals, awards and accolades. And Espanita's accessible retail pricing is crucial for its quick growth and expansion of its distribution across major consumption markets. Pitbull's endorsement presents excellent opportunity to build brand awareness for Espanita Tequila in the US and international markets. With these important components in place, we believe that our brand is well positioned for future growth and expansion and Wefunder investment will help us to realize our marketing plans and sales objectives.

We invite you to join us on this journey! Thank you for your consideration on behalf of Espanita Tequila Company's team.

Downloads

ETC Part 1 EspanitaTequila.pdf

ETC Part 2 - Manufacturing.pdf

ETC Part 3 - Marketing.pdf

ETC Part 4 - Industry.pdf

ETC Part 5 - Company.pdf

ChilledMagazine.pdf

Pitbull Cover Article.pdf